Exhibit 6.6

October 25, 2018

Dear Mr. Stephan Jackman,

This letter shall confirm our discussions pursuant to which you have indicated your willingness to serve as the Chief Executive Officer (“CEO”) of Alzamend Neuro, Inc. (the “Company”) on the terms set forth below for a term of three years unless you are re- appointed by the Board of Directors, in which case the term is to be renewed beyond three years. This letter shall serve as a binding Memorandum of Understanding with a more definitive employment agreement detailing the job description and responsibilities, that will be provided within 30 calendar days of your acceptance of this letter.

The Company is pleased to offer you the following compensation detailed as follows:

1.            Annual cash compensation of $150,000.00 payable in monthly installments according to the Company's regular payroll schedule; and

2.            Upon acceptance of the FDA IND application for LiProSal, the annual cash compensation will increase to $180,000.00 payable in monthly installments according to the Company's regular payroll schedule; and upon acceptance of the FDA IND application for CAO22W, the annual cash compensation will increase to $225,000.00 payable in monthly installments according to the Company's regular payroll schedule;

3.            A grant of common stock for 3,000,000 shares of the Company’s common stock, par value $0.0001 per share, fully-vested pro-rata for every 3-month period completed (“quarterly”) at the close of each quarter based on continuous active employment over the three-year (3) term.

4.           Upon the completion of each milestone, a performance stock bonus will be granted by the Board of Directors, in either cash or stock at the discretion of the Board of Directors, as follows:

A.      Successful completion of CAO22W First Phase Clinical Trial;

B.      Successful completion of CAO22W Second Phase Clinical Trial;

C.      Successful completion of LiProSal First Phase Clinical Trial;

D.      Successful completion of LiProSal Second Phase Clinical Trial;

E.      Successful capitalization of the Company after November 1, 2018 of an additional $10,000,00.00.

F.       Other milestones that may be established by the Board of Directors.

5.           A grant of Two Million options total to purchase common stock of the Company on a 1:1 basis, at an exercise price of $1.50 per share, vested pro-rata in annual installments, upon completion of the first 6 months of continuous employment or the Company is actively publicly traded on a national securities exchange, whichever comes first.

6. Participation in the Company’s medical insurance and benefit program as well as in any and all other employment benefit programs offered, as established by the Company.

Additionally, you will be reimbursed by the Company for all of your out-of-pocket expenses incurred in connection with your duties as the CEO.

You may indicate your agreement with these terms by signing and dating this letter agreement and returning it to the undersigned. By signing this letter agreement, you reconfirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Very truly yours,
Alzamend Neuro, Inc. By: Milton C. Ault, III Chairman of the Board of Directors

I have read and accept and agree to the above terms:

Signature of Stephan Jackman